EXHIBIT 99.1

ARRAS MINERALS TO BEGIN TRADING ON TSX VENTURE EXCHANGE

& PROVIDES CORPORATE UPDATE

June 13, 2022

Vancouver, British Columbia – Arras Minerals Corp. (“Arras”; TSX-V:ARK, “the Company”) is pleased to announce that the Company’s common shares have been approved for listing on the TSX Venture Exchange under the symbol “ARK.” Arras expects the shares to commence trading effective on the opening of the markets on Tuesday, June 14, 2022.

Darren Klinck, President, commented, “ We are excited about the bright future ahead for Arras and our sole focus on the highly prospective copper-gold belt in NE Kazakhstan where we have assembled more than 2,500 square kilometres of mineral exploration licenses. We would like to thank our supportive shareholders who have provided the foundation for our rapid advancement in the country over the past 15 months and look forward to building on this as we seek to add shareholder value and increase the profile of Arras’ mineral exploration and development initiatives in Kazakhstan as a publicly listed company.”

Corporate Update

Private Placement Financing

On May 30, 2022, the Company completed a private placement financing issuing 1,091,000 shares at C$1.50 per share for gross proceeds of C$1,636,500. Net proceeds from the financing will be used to fund exploration activities at the Company’s projects in NE Kazakhstan and for general corporate purposes.

All securities issued pursuant to the private placement are subject to a hold period under applicable Canadian securities laws, which will expire four months plus one day from the date of closing of the Private Placement and will be restricted securities for purposes of U.S. securities laws.

Kazakhstan Exploration Activities Summary

In 2021, Arras established a local technical team based in Ekibastuz, Pavlodar as well as a small administrative office in Almaty.

Exploration and development activities during 2021 comprised of a full review of the historical work completed on Beskauga as well as commencement of diamond drilling utilizing two rigs for H2 2021. An airborne geophysics (magnetics) program was initiated and completed at Beskauga in H2 2021. The geophysics program on the regional licenses has continued in H1 2022.

Initial drill assay results from Hole BG21001 and BG 21002 were announced in January and February 2022 respectively. Highlights from Hole BG21001 starting from 44m were 972.3m @ 0.56 g/t Au & 0.33% Cu & 1.89g/t Ag (see Arras’ Website for News Release dated January 31, 2022). Hole BG21002 starting from 43m reported 995m@ 0.33 g/t Au & 0.13% Cu & 1.32 g/t Ag and included 431m @ 0.53 g/t Au & 0.23% Cu & 1.32 g/t Ag starting from 595 m (see Arras’ Website for News Release dated February 23, 2022).

The Company has established mineral exploration licenses totalling 2,500 square kilometres in the Pavlodar region which are highly prospective for copper-gold mineralisation. The Arras technical team focused over Q4 2021 and Q12022 on evaluating and analysing historical data available for these license areas and a field program has commenced in Q2 2022.

Drilling activities on the Beskauga license have continued in H1 2022 focusing on expanding the current Beskauga resource (summarized below) and testing adjacent targets, many of which have not been tested previously.

Tim Barry, CEO commented, “ Arras accomplished a great deal in 2021 as we established the Company in Kazakhstan and built-up a solid local team of professionals; successfully permitted a 30,000 metre drill program; permitted and commenced an airborne geophysics program; and started drilling at Beskauga. This year we are continuing to build on our strong start in 2021 and in addition to working at Beskauga are expanding our focus across the broader Arras mineral tenement package. Thus far, the business environment and the geological prospectivity in Kazakhstan continues to be very positive and exciting and we look forward to continuing to expand our knowledge in what we believe to be one of the few remaining, underexplored copper-gold belts globally.”

About the Beskauga Deposit: The Beskauga deposit is a gold-copper-silver deposit with a NI 43-101 compliant “Indicated” Mineral Resource of 111.2 million tonnes grading 0.49 g/t gold, 0.30% copper and 1.34 g/t silver for 1.75 million ounces of contained gold, 333.6 thousand tonnes of contained copper, and 4.79 million ounces of contained silver and an “Inferred” Mineral Resource of 92.6 million tonnes grading 0.50 g/t gold, 0.24% copper and 1.14 g/t silver for 1.49 million ounces of contained gold, 222.2 thousand tonnes of contained copper, and 3.39 million ounces of contained silver. This resource is based on 122 drill holes completed between 2007 and 2021. For further details regarding the Mineral Resource estimate at the Beskauga project, please see the technical report entitled “Beskauga Copper-Gold Project, Pavlodar Province, Republic of Kazakhstan, dated February 20,2022 and filed on the Company’s website and on the Company’s SEDAR profile at www.sedar.com.

The constraining pit was optimised and calculated using a NSR cut-off based on a price of: $1,750/oz for gold, $3.50/lb for copper, $22.00/oz for silver, and with an average recovery of 85% for copper and 74.5% for gold and 50% for silver.

Assay and QAQC Procedures: All sample preparation and geochemical analysis of the diamond drill core referenced in the drill assay results described above was undertaken by ALS Global at its laboratories in Karaganda (Kazakhstan) and Loughrea (Republic of Ireland), respectively.

After drying and fine crushing, a 250 g split was pulverised to 85 % passing a -75-micron screen. A 30 g split of the pulp was analysed for gold using fire assay and Atomic Absorption Spectroscopy (AAS) finish (ALS method Au-AA25™) at ALS Karaganda. A second pulp split was then air freighted to ALS Loughrea and analysed for 48 elements by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) after 4-acid digestion on a 0.25 g aliquot (ALS method ME-MS61™). Where samples exceeded 1% copper, they were re-analysed using a 4-acid digest ICP-MS ore grade method (ALS method Cu-OG62™). ALS Global and its laboratories are entirely independent of Arras Minerals Corp.

Arras operates according to its rigorous Quality Assurance and Quality Control (QA/QC) protocol, which is consistent with industry best practices. This includes insertion of certified standards, blanks, and field duplicates comprising of quarter drill core at an insertion rate of 2.5%, 2.5% and 5% respectively, which is deemed appropriate for this stage of exploration. The blanks and standards are Certified Reference Materials (CRM’s) supplied by Ore Research and Exploration, Australia, who are entirely independent of Arras Minerals Corp. Internal QA/QC samples were also inserted by the analytical laboratories and reviewed by the Company prior to release. No material QA/QC issues have been identified with respect to sample collection, security and assaying.

Qualified Person

The technical disclosure presented in this news release has been reviewed and approved by Tim Barry, CEO and Director of Arras Minerals Corp., a Chartered Professional Geologist (MAusIMM CP Geo) with the Australasian Institute of Mining and Metallurgy and a “Qualified Person” for the purposes of National Instrument 43-101.

On behalf of the Board of Directors

"Tim Barry"

Tim Barry, CPAusIMM

Chief Executive Officer and Director

INVESTOR RELATIONS:

+1 604 687 5800

info@arrasminerals.com

About Arras Minerals Corp.

Arras Minerals Corp. is British Columbia incorporated public company trading on the TSX-V exchange under the symbol “ARK.” The Company is advancing a portfolio of copper and gold assets in northeastern Kazakhstan, including the Option Agreement on the Beskauga copper and gold project.

Cautionary note regarding forward looking statements: This news release contains forward-looking statements regarding future events and Arras’ future results that are subject to the safe harbors created under the U.S. Private Securities Litigation Reform Act of 1995, the Securities Act of 1933, as amended, and the Exchange Act, and applicable Canadian securities laws. Forward-looking statements include, among others, statements regarding the use of net proceeds from the recent private placement, plans and expectations of the drill program Arras is in the process of undertaking, including the expansion of the Mineral Resource, and other aspects of the Mineral Resource estimates for the Beskauga project. These statements are based on current expectations, estimates, forecasts, and projections about Arras’ exploration projects, the industry in which Arras operates and the beliefs and assumptions of Arras’ management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words, and similar expressions and references to future periods, are intended to identify such forward-looking statements. Forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond management’s control, including undertaking further exploration activities, the results of such exploration activities and that such results support continued exploration activities, unexpected variations in ore grade, types and metallurgy, volatility and level of commodity prices, the availability of sufficient future financing, and other matters discussed under the caption “Risk Factors” in the Non-Offering Prospectus filed on the Company’s profile on SEDAR on May 31, 2022 and in the Company’s Annual Report on Form 20-F for the fiscal year ended October 31, 2021 filed with the U.S. Securities and Exchange Commission filed on February 17, 2022 available on www.sec.gov. Readers are cautioned that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those expressed or implied in the forward-looking statements. Any forward-looking statement made by the Company in this release is based only on information currently available and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.